UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dow Jones & Company, Inc.
__________________________________________________________________________________________
(Name of Issuer)

Common Stock
Class B Common Stock
__________________________________________________________________________________________
(Title of Class of Securities)

260561105
260561204
__________________________________________________________________________________________
(CUSIP Number)

Dennis R. Delaney, Esq.
Hemenway & Barnes
60 State Street
Boston, MA 02109
(617) 227-7940
__________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 31, 2007
__________________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of •• 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See • 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 260561105, 260561204

1.	NAME OF REPORTING PERSONS.
Martha S. Robes
I.R.S. Identification Nos. of reporting persons (entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a.) ☐	(b.) ☒

3.	SEC USE ONLY

4.*	SOURCE OF FUNDS (See Instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
670,000 shares of class B common stock (convertible into common stock)

	8.	SHARE VOTING POWER
110,244 shares of common stock; 390,182 shares of class B common stock (convertible into common stock)

	9.	SOLE DISPOSITIVE POWER
670,000 shares of class B common stock (convertible into common stock)

	10.	SHARED DISPOSITIVE POWER
110,244 shares of common stock; 390,182 shares of class B common stock (convertible into common stock)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See line 8 above

12.	CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13.**	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.73% (common stock)
5.45% (class B common stock)

14.***	TYPE OF REPORTING PERSON (See Instructions)
IN or OO

* The source of funds in line 4 is not applicable; beneficial ownership acquired either by inheritance or by appointment as trustee of trusts.

** The percentages in line 13 are calculated based on the number of shares of Dow Jones common stock and Dow Jones Class B common stock outstanding as of July 31, 2007, as provided by the Issuer. In calculating the percentage of the Dow Jones common stock held by the Reporting Person, the conversion of the Dow Jones Class B common stock held by the Reporting Person into Dow Jones common stock is assumed.

*** With respect to the 670,000 shares over which the Reporting Person has sole voting and dispositive power, the type of reporting person is IN. With respect to all other shares of Dow Jones common stock and Dow Jones Class B common stock reported above, the type of reporting person in line 14 is other – trustee.

      This Amendment No. 3 (“Amendment No. 3”) amends and supplements (1) the statement on Schedule 13D (the “Common 13D”) filed initially on April 12, 2004 by Martha S. Robes (the “Reporting Person”), with respect to the common stock of Dow Jones & Company, Inc. (“Dow Jones” or the “Issuer”), as previously amended and (2) the statement on Schedule 13D (the “B Common 13D” and together with the Common 13D, as amended from time to time the “Schedule 13D”) filed initially on April 12, 2004 by the Reporting Person, with respect to the class B common stock of Dow Jones (together with Dow Jones common stock the “Common Stock”), as previously amended. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction

      Item 4 is hereby amended to add the following supplemental information:

      Items 5 and 6 hereof are hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and restated as follows:

      Item 6 hereof is hereby incorporated in this Item 5 by reference.

      (a)    The Reporting Person and the other stockholders party thereto have entered into the Voting Agreement with News Corporation described under Item 6. The Reporting Person therefore may be deemed to beneficially own Dow Jones securities owned by the Voting Agreement Signatories. The Reporting Person has entered into the Voting Agreement, either individually or in her capacity as co-trustee of certain trusts, with respect to 1,025,970 shares of Dow Jones class B common stock and 98,841 shares of Dow Jones common stock. The Reporting Person also, in her capacity as co-trustee of certain trusts, shares voting and dispositive power over 34,212 shares of Dow Jones class B common stock and 11,403 shares of Dow Jones common stock with respect to which she has not entered into the Voting Agreement. The Reporting Person and the other signatories to the Voting Agreement, have entered into the Voting Agreement with respect to an aggregate of 9,642,201 shares of Dow Jones class B common stock and 1,692,855 shares of Dow Jones common stock, which represents approximately 49.6% of the outstanding Dow Jones class B common stock and 2.5% of the outstanding Dow Jones common stock, respectively, and an aggregate of approximately 37% of the total voting power of Dow Jones. Schedule I hereto sets forth a list of the trusts that have entered into the Voting Agreement, the number of shares of Dow Jones common stock and Dow Jones class B common stock with respect to which each of those trusts have entered into the Voting Agreement, and the trustees who may be deemed to beneficially own those shares of Dow Jones common stock and Dow Jones class B common stock because they have shared or sole dispositive and voting power over the shares held by the trusts.

      The Reporting Person does not affirm the existence of any group that may be deemed to have been formed as a result of the Voting Agreement and except as otherwise expressly indicated in the Schedule 13D, the Reporting Person also disclaims (1) membership in any such group and (2) beneficial ownership of any Common Stock that may be or are beneficially owned by the other signatories to the Voting Agreement. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any Dow Jones securities held by any other person for purposes of Section 13(d) of the Exchange Act, and the Reporting Person expressly disclaims such beneficial ownership.

(b)(1) The undersigned has sole voting and dispositive power as trustee with respect to 670,000 shares of class B common stock, all of which are subject to the Voting Agreement.

(b)(2) The undersigned shares the voting and dispositive power as a co-trustee over 110,244 shares of the issuer's common stock with the following persons:

(A) With Michael B. Elefante 5,841 shares of stock;
(B) With Michael B. Elefante and Dana R. Robes over 5,562 shares of stock; and
(C) With Michael B. Elefante, Dana R. Robes and Elizabeth Steele over 98,841 shares of stock, all of which are subject to the Voting Agreement.

(3)(A)(i) Michael B. Elefante, Esq.
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(3)(B)(i) Elizabeth Steele;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(3)(C)(i) Dana R. Robes;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) owner, Dana Robes Wood Craftsmen, Inc.;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(4) The undersigned shares the voting and dispositive power as a co-trustee over 390,182 shares of the issuer's Class B common stock with the following persons:

(A) With Michael B. Elefante over 7,790 shares of stock;
(B) With Michael B. Elefante and Dana R. Robes over 26,128 shares of stock;

(C) With Michael B. Elefante, Dana R. Robes and Elizabeth Steele over 355,970 shares of stock, all of which are subject to the
Voting Agreement; and
(D) With Elizabeth Steele and U. S. Trust Company, N. A. over 294 shares of stock.

(5)(A)(i) Michael B. Elefante, Esq.
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) attorney and professional fiduciary;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(5)(B)(i) Dana R. Robes
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) owner, Dana Robes Wood Craftsmen, Inc.;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(5)(C)(i) Elizabeth Steele
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109-1899;
(iii) real estate developer;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(5)(D)(i) U.S. Trust Company, N. A.
(ii) 225 Franklin Street, Boston, MA 02110;
(iii) principal business is banking and trust management
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

      Item 6 is hereby amended to add the following supplemental information:

      Merger Agreement

      On July 31, 2007, Dow Jones, a Delaware Corporation, News Corporation, a Delaware Corporation ("News"), Ruby Newco LLC, a Delaware limited liability company and a wholly owned subsidiary of News Corporation (“Ruby Newco”), and Diamond Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Ruby Newco (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Dow Jones (the “Merger”) and each share of Dow Jones Common Stock outstanding at the effective time of the Merger (other than as described in the succeeding paragraph and other than shares with respect to which appraisal rights are perfected) will be converted into $60 in cash, and Dow Jones will become a direct wholly owned subsidiary of Ruby Newco.

      In lieu of the $60 per share cash consideration, up to 250 Dow Jones stockholders of record may make an election (a “Unit Election”) to receive, for each share of Dow Jones Common Stock, a number of class B common units (each a “Class B Unit”) in Ruby Newco to be calculated by dividing $60 by the volume weighted average price per share of News Class A common stock for the five consecutive trading days ending on the last trading day preceding the date of the effective time of the Merger. Each Class B Unit will be exchangeable for one share of News Class A common stock in accordance with the terms and conditions of the Ruby Newco amended and restated operating agreement. As described in the Merger Agreement, the Unit Election is subject to proration and allocation adjustments to ensure that the total number of Class B Units issued in the Merger does not exceed 8,599,159.

      This summary of the Merger Agreement is qualified in its entirety to by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

      Voting and Support Agreement

      In connection with the execution of the Merger Agreement, certain members of the Bancroft family and trustees of trusts for their benefit, holding in the aggregate approximately 37% of the total voting power of Dow Jones (including the Reporting Person with respect to certain shares of Common Stock beneficially owned by her as described under Item 5) have entered into a voting and support agreement (the “Voting Agreement”) with News Corporation. Under the Voting Agreement, the Voting Agreement Signatories have agreed to, among other things, subject to certain specified exceptions:

  vote their shares in favor of the adoption of the Merger Agreement and against any alternative proposal; and
  not transfer any of the shares of Common Stock subject to the Voting Agreement.

      The Voting Agreement terminates on the earlier of the effective time of the Merger and the date that the Merger Agreement is terminated in accordance with its terms. The Voting Agreement would also terminate if the Dow Jones Board of Directors withdraws its recommendation of the Merger or if holders of a majority of the voting power of the Common Stock subject to the Voting Agreement terminate the Voting Agreement in connection with the receipt of a “Superior Acquisition Proposal” (as defined and described in the Voting Agreement).

      This summary of the Voting Agreement is qualified in its entirety to by reference to the Voting Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

99.1	Agreement and Plan of Merger, by and among Dow Jones & Company, Inc., News Corporation, Ruby Newco LLC and Diamond Merger Corporation Sub dated as of July 31, 2007 (Incorporated by reference to Exhibit 2.1 of the 8-K filed on August 1, 2007 by Dow Jones & Company, Inc.)

99.2	Voting and Support Agreement by and among News Corporation and the stockholders party thereto, dated as of July 31, 2007 (Incorporated by reference to Exhibit 10.1 of the 8-K filed on August 1, 2007 by Dow Jones & Company, Inc.)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2007

Martha S. Robes

By: /s/ Dennis R. Delaney

Dennis R. Delaney
Title: Attorney-in-Fact for Martha S. Robes

Schedule I

Trust	Trustees	B Shares	Common

Bancroft 1935 Trust f/b/o Martha S. Robes	United States Trust Company, N.A.	480,084	128,166
	Michael B. Elefante
	Kurt F. Somerville

Bancroft 1935 Trust f/b/o Elizabeth Steele	United States Trust Company, N.A.	480,083	128,167
	Michael B. Elefante
	Kurt F. Somerville

Bancroft 1935 Trust f/b/o Jean B. Stevenson	United States Trust Company, N.A.	480,083	128,167
	Michael B. Elefante
	Kurt F. Somerville

Elizabeth Steele 2001 Trust	Elizabeth Steele	368,401	293,733
	Michael B. Elefante

Jessie Cox 1935 Trust f/b/o Jane MacElree	The Northern Trust Company of	628,256
	Delaware

Jessie Cox 1935 Trust f/b/o William C. Cox	Michael B. Elefante	628,256
	Kurt F. Somerville
	Lehman Brothers Trust Company, N.A.

Jane B. Cochran 1960 Trust f/b/o Elizabeth Steele	Fiduciary Trust Company	138,000
	Richard D. Leggat

Jane B. Cochran 1960 Trust f/b/o Jean B. Stevenson	Fiduciary Trust Company	138,000
	Richard D. Leggat

Jane B. Cochran 1960 Trust f/b/o Martha S. Robes	Fiduciary Trust Company	138,000
	Richard D. Leggat

Hugh Bancroft 1941 Trust f/b/o Hugh Bancroft III	Lynn P. Hendricks	399,871
	Charles A. Ramunno

Trust	Trustees	B Shares	Common

Hugh Bancroft 1941 Trust f/b/o Christopher	Lynn P. Hendricks	399,871
Bancroft	Charles A. Ramunno

Hugh Bancroft 1941 Trust f/b/o Kathryn B.	Lynn P. Hendricks	399,871
Kavadas	Charles A. Ramunno

Hugh Bancroft III Trust	Lynn P. Hendricks	337,880
	Charles A. Ramunno

Jane Bancroft 1934 Trust f/b/o Martha S. Robes	Michael B. Elefante	528,064	171,902
	Kurt F. Somerville

Jane Bancroft 1934 Trust f/b/o Elizabeth Steele	Michael B. Elefante	528,065	171,902
	Kurt F. Somerville

Jane Bancroft 1934 Trust f/b/o Jean B. Stevenson	Michael B. Elefante	528,065	171,902
	Kurt F. Somerville

Jean Stevenson Dow Jones Trust	Bayne Stevenson	523,359	349,124
	Jean B. Stevenson

Wendy Blau 1994 Trust	Christopher B. Blau	78,346	661
	Wendy S. Blau
	Kurt F. Somerville

Jessie B. Cox 1934 Trust f/b/o Jane MacElree	Christiana Bank & Trust Co.	810,750

Hugh Griffiths 2001 Trust	Hugh A. Griffiths	37,661
	Kurt F. Somerville
	Michael B. Elefante

Catherine Harrison 1989 Trust	Philip D. Harrison	80,536	1,087
	Catherine A. Harrison
	Michael B. Elefante
	Kurt F. Somerville

Sarah G. Herbert 1988 Trust	Sarah G. Herbert	37,639	18,900
	Michael B. Elefante
	Kurt F. Somerville

Jessica Griffiths Trust	Jessica S. Griffiths	74,596	16,000
	Timothy J. Wennrich
	Kurt F. Somerville
	Michael B. Elefante

Trust	Trustees	B Shares	Common

Shana M. Griffiths Trust	Shana M. Griffiths	41,248
	Hugh A. Griffiths
	Michael B. Elefante
	Kurt F. Somerville

Timothy Herbert 2004 Trust	Timothy J. Herbert	35,715
	Michael B. Elefante

Jane Meyer Trust	Kurt F. Somerville	78,346	14,303
	Jane B. Meyer
	Robert Meyer
	Michael B. Elefante

Martha Robes Dow Jones Trust	Elizabeth Steele	355,970	98,841
	Martha S. Robes
	Dana R. Robes
	Michael B. Elefante

Jeffery Stevenson 1999 Trust	Kurt F. Somerville	137,185
	Jeffrey Stevenson
	Michael B. Elefante

Martha Robes Agency	N/A	670,000

William C. Cox, Jr. 1971 Trust f/b/o William C. Cox,	Thomas H.P. Whitney, Jr.	23,000
III	William A. Lowell

William C. Cox, Jr. 1981 Trust f/b/o Children of	Thomas H.P. Whitney, Jr.	3,000
William C. Cox, III	William A. Lowell

William C. Cox, Jr. 1986 Trust f/b/o William C. Cox,	Cameron Read	5,000
III

William C. Cox, Jr. 1976 Trust	Thomas H.P. Whitney, Jr.	49,000
	William A. Lowell

Total		9,642,201	1,692,855